03 SEP 17 AM 7:21

BresaGen

12 September 2003

Attention: Paul Dudak

03032129

SEC
The Office of International
Corporate Finance
450 5th Street North West
Stop 3-2
Washington DC 20549
USA

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

SUPPL

Dear Paul

Company Announcements

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135 to file home country announcements, please find the following announcements made through the Australian Stock Exchange on 12 September, 2003 -

1. Notice of change of interests of substantial holder dated 10 September, 2003.

2. Media Release – BresaGen acquires new drug delivery system dated 12 September, 2003.

3. Preliminary Financial Report (Appendix 4E) (Audited) Financial Year Ended 30 June, 2003.

4. Media Release – BresaGen Full Year Results dated 12 September, 2003.

Yours sincerely

T. M. Fenton

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

dlw 9/22

Postal Address
PO Box 259, Rundle Mall
Adelaide SA 5000 Australia

38-39 Winwood Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email corporate@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

03 SEP 17 AM 7:21

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: GRESAGEN LIMITED

ACN/ARSN: 007 988 767

1. Details of substantial holder(1)

Name: ADELAIDE RESEARCH & INNOVATION PTY LTD (ARI)

ACN/ARSN (if applicable): 008 027 085

There was a change in the interests of the substantial holder on: 08/09/03

The previous notice was given to the company on: 28/08/03

The previous notice was dated: 26/08/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	4,017,526		3,447,526	6.34%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
02/09/03	ARI			70,000	70,000
08/09/03	ARI			500,000	500,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
ARI	ARI	ARI			3,447,526

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Adelaide Research & Innovation Pty Ltd	Level 11, 10 Pulteney Street Adelaide SA 5000

Signature

print name Edwina Cornish capacity Director

sign here [signature] date 10/9/03

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

12 September 2003

BresaGen full year results

Australian biotechnology company, BresaGen Limited today announced its 2003 financial results to the Australian Stock Exchange. The results for the 12 months to 30 June 2003 highlight the impact of the termination of trials for its anti-cancer drug E21R at the start of the year, the subsequent focus on manufacturing opportunities in the emerging biogeneric market and reduced spending on research and development.

The Company reported revenues for the year ended 30 June 2003 of $5.27million compared to last year's $6.05million, a decrease of 13%.

The consolidated loss after income tax was $13.95million compared to $11.86million in 2002.

The decrease in revenue was largely attributable to the lack of any milestone income from its E21R collaboration with British Biotech when the previous year it had received $510,000. There was also a drop in interest revenue to $424,000 a decrease of 56 % compared to 2002, due to the Company's declining cash balance.

Contributing to the consolidated loss was a write-down of $4.17million on BresaGen Cell Therapy intellectual property portfolio. Excluding that write-down the current year consolidated loss was $9.77million only slightly up on the previous year.

Expenditure on research and development amounted to $8.07million for the year, compared to $10.15million the previous year. This decrease was caused by the termination of research on E21R.

In reporting the results, BresaGen President and CEO Dr John Smeaton listed a number of developments that give promising indications for the future:

- The Company's focus on process development and contract manufacturing is making growing use of its recently completed FDA and cGMP compliant facility at Thebarton. The new protEcol® Services business unit generated revenue of $1.03million in its first full year of operation.

- The Cell Therapy revenue increase 67% from $1.36million in 2002 to $2.28million for 2003.While largely derived from the US National Institutes of Health grant funding of $966,000 (part of a $US1.3million grant), it also includes $120,000 from the sale and distribution of stem cell lines.

- BresaGen has embarked on a major fund raising program with a specialist US banking group. It is envisaged that the existing cash reserves will be adequate until the end of 2003 by which time the new company structure and funding should be in place

The consolidated entity had cash of $5.86million at 30 June 2003 compared to $16.23million the previous year.

For further information contact:

BresaGen Ltd
Mr Linton Burns
Chief Financial Officer
Phone: 08 8234 2660
Email: lburns@bresagen.com.au

Media contact for BresaGen Ltd
Hilarie Dunn and Associates
Phone: 02 9251 0110
Mobile: 0414 357792
Email: hilariedunn@bigpond.com

Friday, 12 September 2003

BresaGen

BresaGen acquires new drug delivery system

Australian biotechnology company, BresaGen Ltd has announced the acquisition of the XeriJect drug delivery platform, in a move that further reinforces the company's recently announced strategy to pursue opportunities in the emerging generic biopharmaceutical market.

Under the agreement with US company AlgoRx Pharmaceuticals, Inc., a specialty pharmaceutical company with significant expertise in the development of pain therapeutics, AlgoRx will assign the XeriJect technology to BGen Corporation, a wholly owned subsidiary of BresaGen Ltd. AlgoRx retains rights to the technology for pain applications. Dr. Steve Prestrelski, a key inventor of the technology and a world-leading expert in protein formulation and delivery, has been instrumental in the transfer of the technology to BGen and will continue to support its development. Further development work on the technology should see it reach the market with its first drug application by 2008.

The pivotal advantage of the XeriJect technology is that it enables a small amount of highly concentrated drug to be injected into the upper layer of skin using a very fine needle. The proprietary device and formulation will be tailored to ensure drug stability and rapid absorption into the blood stream. These features will result in a virtually pain free injection and allow room temperature storage of the product without the need for reconstitution prior to use.

BresaGen Chief Executive Dr John Smeaton said that the company anticipated numerous product opportunities with XeriJect technology because it potentially eliminated patient issues with needle and syringe injection while not fundamentally altering the drug administration.

"As well as the opportunities around currently marketed drugs, its simplicity will enable the XeriJect system to be incorporated in development programs for emerging biopharmaceuticals," Dr Smeaton added.

Recently BresaGen announced plans to restructure the company which would see the Protein Pharmaceutical division spun off as a separate private company, headquartered in the United States.

The aim of the new company will be to exploit BresaGen's expertise, technology and intellectual property to address the emerging and highly favoured biogeneric space. The XeriJect technology will be a key asset of the new company, allowing the company to create "supergenerics" in which the original drug is presented in a differentiated delivery system.

For further information contact:
Dr John Smeaton
Chief Executive Officer
BresaGen Ltd
Phone: +1 (706) 613 9878
Mobile: +1 (706) 714 2662

Dr Jackie Zanetti
VP Business Development
BresaGen Ltd
Phone: 08 8234 2660
Mobile: 0439 805 832

Hilarie Dunn
Media Relations for BresaGen Ltd
Phone: 02 92510110
Mobile: 0414 357792

About BresaGen Limited:
BresaGen is a biotechnology company committed to the discovery and commercial development of innovative bio-therapies. Drawing on two decades of experience, the company has earned a reputation for excellence in the fields of developmental biology and in the manufacture of recombinant protein pharmaceuticals. The Company has offices and laboratories in Adelaide, Australia and Athens, Georgia USA and is represented by two divisions, Protein Pharmaceuticals and Cell Therapy. The Protein Pharmaceuticals division operates a GMP facility with experience in the manufacture of recombinant proteins. The division has a pipeline of human therapeutic candidates in development that includes potential treatments for myeloid leukemia, rheumatoid arthritis, and growth hormone deficiency. The Cell Therapy division represents a research and development program that takes the company's proprietary position in embryonic stem cell differentiation and applies it to the treatment of neurodegenerative disease. For more information please visit www.bresagen.com.au.

About AlgoRx:
AlgoRx Pharmaceuticals, headquartered in Cranbury N.J., is a specialty pharmaceutical company focused on successfully bringing pain management products to market in areas of unmet need. AlgoRx has assembled an expert team with substantial experience in the pain sector to identify, acquire and rapidly develop its products. AlgoRx's late stage pipeline consists of both conventional drug candidates and novel formulations of existing drugs. ALGRX 3268 and ALGRX 4975 are in clinical trials. AlgoRx, a private venture-stage company, was formed in April 2001, and has raised $34 million to date. For additional information, please see www.algorx.com.

BresaGen

PO Box 259
Rundle Mall SA 5000
8 Dalgleish Street
Thebarton SA 5031

The Companies Section
The Australian Stock Exchange Limited
91 King William Street
ADELAIDE SA 5000

12 September 2003

Dear Sir/Madam

Re: **PRELIMINARY FINANCIAL REPORT (APPENDIX 4E) (AUDITED)
FINANCIAL YEAR ENDED 30 JUNE 2003**

In accordance with Listing Rule 4.3A, we enclose the Preliminary Final Report (Appendix 4E) (audited) on the consolidated results of BresaGen Limited for the year ended 30 June 2003. The Directors report a net consolidated loss after income tax for the year of $13,946,000 (2002: loss $11,861,000) which includes a write-down in the book value of the consolidated entity's intellectual property portfolio of $4,172,000. The operating loss for the period under review excluding the intellectual property write-down was $9,774,000.

Key Highlights and Review of Operations

The consolidated entity reported revenues for the year ended 30 June 2003 of $5,267,000 compared to the prior year of $6,049,000 a decrease of 13%. The decrease in revenue was largely attributable to the Company not earning any milestone income in the current year, compared to $510,000 in the prior year, due to the termination of the E21R agreement with British Biotech early in the 2003 financial year. In addition, interest revenue declined to $424,000 a decrease of 56% compared to the prior year, due to the Company's declining cash balance.

Expenditure on research and development (R&D) amounted to $8,069,000 for the year, compared to $10,146,000 in the prior year. The decrease in R&D expenditure was due to the termination of research on the Company's anti-cancer drug E21R (decrease of $1,174,000), and a switch in focus to process development and contract manufacturing to utilise the Company's production facilities and recombinant protein development skills.

Review by Segment

A discussion of the results of the Company by the three identified business segment follows. Analysis of the financial results by segment is found in Note 30 of the financial statements that follow this report.

Protein Pharmaceuticals

This division reported an operating loss of $1,608,000 for the twelve months ended 30 June 2003 compared to $1,057,000 in the prior year before write-downs.

Revenues were $1,811,000 compared with $2,546,000 for the prior year. For the twelve month period ended 30 June 2003, 98% of the segments revenue was generated from sales compared to 57% in the prior year. The sources of this segments sales revenue were:

- The Company's new protEcol division generated revenue of $1,028,000 for its first full year of operations, compared to $90,000 in the prior year;
- EquiGen sales remained steady decreasing by 2% to $693,000;
- Sales of research grade hGH were disappointing at $62,000 compared to $478,000 in the prior year. These sales are adhoc in nature.

The non sales revenue this segment generated in the prior year included $473,000 in grant revenue for the E21R grant that terminated in December 2001 and $510,000 in milestone payments received from British Biotech in relation to E21R. These revenues were non-recurring due to the cessation of E21R development following the termination of the agreement with British Biotech.

Protein pharmaceutical divisional expenses totalled $3,419,000 compared to the previous year of $3,603,000 (excluding one-off write-downs) a decrease of 5%.

Cell Therapy

This division reported a loss from ordinary activities of $8,929,000 for the twelve months up from a loss of $5,299,000 in the previous year. Included in the loss is a $4,172,000 charge for the write off of some of the segments intellectual property assets. The loss of the segment excluding the write-down was $4,757,000, a 10% decrease compared to the prior year.

Cell Therapy revenue increased from $1,358,000 in the prior year to $2,281,000, an increase of 67%. The main reason for the increase was the US National Institutes of Health grant funding of $966,000. This grant totals $US1.3m plus indirect costs and is providing funds for expansion, testing, quality assurance, and distribution of our cell lines that meet President Bush's criteria for US Federal funding of research on human embryonic stem cells. In addition, the Company was able to generate sales revenue of $120,000 from the sale and distribution of these cell lines.

In Australia, the Company continues to derive revenue from its Federal Government Start grant that partially funds the Adelaide Cell Therapy program. The Company derived revenues of $1,193,000 from this grant compared to $1,357,000 in the prior year. The decrease in revenue is a result of decreased eligible expenditure in the area. As at 30 June 2003 $3,710,000 of the $4,929,000 grant had been received.

Reproductive Biotechnology

This division reported a surplus from ordinary activities of $96,000 for the twelve months against a prior year loss of $23,000. This division is self-funding through two external research contracts and the surplus in the current year offsets losses in the prior year and covers cost of capital equipment purchased with grant funds yet to be fully depreciated.

Liquidity

The consolidated entity had cash of $5,860,000 as at 30 June 2003 compared to $16,226,000 as at 30 June 2002. The Statement of Cash Flows shows that cash used in operating activities amounted to $8,025,000 and payments for property, plant and equipment primarily in relation to the Company's new facility totalled $9,444,000. The Company drew down $7,044,000 in debt finance as part of the new facility funding arrangements in place with the State Government of South Australia.

Forecast operating cash flows indicate that cash reserves are sufficient to fund current operations until December 2003, by which time it is envisaged the Company will have restructured so that it has reduced its funding obligation to such an extent that its ongoing viability is reasonably assured. The Company has instigated a process of realising the value of its protein pharmaceutical and cell therapy divisions through a corporate restructure such that upon its completion the Company will retain equity investments in these two areas. Following completion the Company is not expected to directly carry out any research and development activities. This will have the effect of significantly reducing the cash required to fund continuing operations.

Likely developments

Dependent on the Company's success with completing the Caymus fundraising (outlined in section 3 post balance sheet events of the attached Appendix 4E) and concluding discussions with other ES cell companies that result in a divestment of our cell therapy intellectual property BresaGen will curtail all direct funding of research and development.

On completion of the Caymus fundraising all current Protein Pharmaceutical employees and most of the Company's management will transfer their employment to BGen Corp. In addition, the Company's net tangible assets including the new facility, and the loan with the State Government of South Australia will transfer to BGen Corp.

Following the completion of this restructure it is likely that the Company will have equity investments in two private US incorporated companies, a protein pharmaceutical company (BGen Corp) and a cell therapy company. BresaGen will scale back its operations and continue to manage, on behalf of shareholders, its investments in these two companies.

It is likely that the Company will retain intellectual property the following areas;

- E21R. The Company will continue to explore licensing this drug to other companies in return for an up-front payment and further payments, including royalties, dependent on the development and commercial success of this potential drug.
- Perfusion patents. The Company is currently pursuing licence fees from those organisations the Company believes are using this technology.

Further, the Company will continue to pursue its claim for damages against the IMVS, Medvet Pty Ltd and Professor Lopez in relation to E21R.

This letter and the attached Appendix 4E Preliminary Final Report form part of this announcement to the Australian Stock Exchange Limited.

Yours faithfully
BresaGen Limited

Linton Burns
Company Secretary

BRESAGEN LIMITED

PRELIMINARY FINANCIAL REPORT

APPENDIX 4E (AUDITED)

Period Ended 30 June 2003

previous corresponding period: 30 June 2002

Index

Financial Highlights

1. Results for announcement to the market

For the period ending 30 June 2003 and the previous corresponding period 30 June 2002.

1.1. Revenues from ordinary activities down 12.9 % from the previous corresponding period to $5,267,000.

1.2. Loss from ordinary activities after tax attributable to members up 17.6 % from the previous corresponding period to $13,946,000

1.3. Net loss for the period attributable to members up 17.6% from the previous corresponding period to $13,946,000.

1.4. It is not proposed that the Company pay any dividends.

1.5. As no dividends are payable a record date for determining entitlement is not applicable.

1.6. Included in the loss from ordinary activities after tax is a write down of the intangible assets of the company of $4,172,000. This writedown was made after a valuation of the Company's intellectual property portfolio.

For further details relating to the current period's results, refer to the "Commentary on Results" on the preceding pages in the Company's letter to the Australian Stock Exchange dated 12 September 2003 and the consolidated entities audited financial statements on pages 9 to 49.

2. Analyst Information

Net tangible asset per security is 17.4 cents compared to 32.6 cents in the previous corresponding period.

The Company has not gained or lost control of any material entities during the period.

The consolidated entity does not have any joint ventures. The Company has a 50% equity interest in BresaGen Xenograft Marketing Pty Ltd. The results of the associates are not material to the results of the consolidated entity. The equity accounted value of the investment has been reduced to zero because the Company's share of accumulated losses exceeds the historical cost of the investment.

3. Other relevant information

Post balance sheet events

In the opinion of the directors of the Company there has not arisen since 30 June 2003 any other item, transaction or event of a material and unusual nature likely to affect significantly, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years other than as listed below:

The Company will likely be the head entity in a tax-consolidated group comprising the Company and all of its Australian wholly-owned subsidiaries, from the implementation date of 1 July 2003. There is no financial effect of this change as the tax losses of the Company or it wholly owned subsidiary have never been brought to account in the financial statements. The ultimate effect of the Tax Consolidation legislation may differ as a result of Urgent Issue Group deliberations and final calculations and decisions to be made under the legislation.

On 1 July 2003 the Company instituted legal proceedings in the Supreme Court of South Australia against the Institute of Medical and Veterinary Science (IMVS), Medvet Pty Ltd and Professor Angel Lopez. The aforementioned parties licensed the anti-cancer drug E21R to the Company and were responsible for the initial research in relation to the drug. The action was taken after a collaborative agreement between the Company and British Biotech was terminated in July 2002, due to British Biotech being unable to repeat certain published pre-clinical data supplied by the IMVS, Medvet and Professor Lopez. A date for trial has not been set at this time, and the quantum of the claim is yet to be finalised.

On 14 August 2003, the Company announced that the Reproductive Biotechnology business segment, which has been working on development of transgenic and animal cloning technology, is to be transferred to the University of Adelaide. The transfer will be effective from 1 July 2003, and all grants to which the group was entitled will be transferred to the University effective this date. All staff employed in the business segment resigned from the Company in July 2003 and accepted new positions with the University. The Company did not incur any relocation or redundancy costs in relation to this restructure.

On 14 August 2003 the Company announced its intention to restructure its current operations that will lead to the establishment of two separate US based companies. The Company has appointed US investment bankers, Caymus Partners, to obtain funding for its Protein Pharmaceutical division. Subject to the completion of this fund raising, including shareholder approval, the Protein Pharmaceutical division will be spun out into a separate US-headquartered company. The Company has incorporated a wholly owned US subsidiary, BGen Corp for the purposes of this spin out.

Also on 14 August 2003, the Company announced its Cell Therapy Division will gradually relocate to the United States. The Company is currently in discussions with several other companies with complementary interests in the embryonic stem ("ES") cell field and the cell delivery and imaging fields.

4. BresaGen Limited Audited Financial Statements

BRESAGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

		Consolidated		The Company	
		2003	2002	**2003**	2002
	Note	**$'000**	$'000	**$'000**	$'000
Sales Revenue	2	**1,905**	1,473	**1,784**	1,473
Research & development income					
- Contract research income	2	**683**	747	**683**	747
- Government grants	2	**2,217**	2,105	**1,251**	2,105
- Fee income	2	**-**	510	**-**	510
Interest income	2	**424**	964	**934**	1,184
Discount on long term loans	2	**-**	247	**-**	247
Other revenue from ordinary activities	2	**38**	3	**38**	3
Total revenue from ordinary activities		**5,267**	6,049	**4,690**	6,269
Cost of sales					
- recurring expenditure		**1,371**	555	**1,371**	555
- stock and WIP write off		**35**	267	**35**	267
Research & development expenditure					
- Contract research expenditure		**616**	756	**616**	756
- Government grants expenditure		**2,924**	4,408	**2,247**	4,408
- Other research expenditure		**4,529**	4,982	**1,705**	1,323
- Write off of intellectual property		**4,172**	2,583	**1,800**	2,583
- Amortisation of intellectual property		**1,479**	188	**388**	188
Selling & marketing expenditure		**406**	615	**406**	514
Administration expenditure					
- recurring expenditure		**3,681**	3,556	**3,171**	2,842
- write down of investment in controlled entity		**-**	-	**5,234**	7,387
Loss from ordinary activities before related income tax expense		**(13,946)**	(11,861)	**(12,283)**	(14,554)
Income tax relating to ordinary activities	3	**-**	-	**-**	-
Loss from ordinary activities after related income tax expense		**(13,946)**	(11,861)	**(12,283)**	(14,554)
Net loss attributable to members of the parent entity		**(13,946)**	(11,861)	**(12,283)**	(14,554)
Basic loss per share	25	**(25.59)**	(21.83)		
Diluted loss per share	25	**(25.59)**	(21.83)		

The statements of financial performance are to be read in conjunction with the notes to the financial statements

BRESAGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

		Consolidated		The Company	
		2003	2002	**2003**	2002
	Note	**$'000**	$'000	**$'000**	$'000
Current Assets					
Cash assets	4	**5,860**	16,226	**5,511**	15,599
Receivables	5	**1,184**	1,001	**858**	761
Inventories	6	**183**	181	**183**	113
Total Current Assets		**7,227**	17,408	**6,552**	16,473
Non-Current Assets					
Receivables	5	**4**	145	**9,820**	6,656
Other financial assets	7	**-**	-	**-**	5,234
Property, plant and equipment	8	**12,095**	2,803	**11,779**	2,741
Intangible assets	9	**8,465**	14,116	**1,018**	3,206
Total Non-Current Assets		**20,564**	17,064	**22,617**	17,837
Total Assets		**27,791**	34,472	**29,169**	34,310
Current Liabilities					
Payables	10	**1,582**	1,657	**1,297**	1,495
Interest-bearing liabilities	11	**401**	5	**401**	5
Provisions	12	**614**	597	**614**	597
Total Current Liabilities		**2,597**	2,259	**2,312**	2,097
Non-Current Liabilities					
Interest-bearing liabilities	11	**7,142**	285	**7,142**	285
Non interest-bearing liabilities	13	**5**	5	**5**	5
Provisions	12	**91**	57	**91**	57
Total Non-Current Liabilities		**7,238**	347	**7,238**	347
Total Liabilities		**9,835**	2,606	**9,550**	2,444
Net Assets		**17,956**	31,866	**19,619**	31,866
Equity					
Contributed equity	14	**61,084**	61,048	**61,084**	61,048
Reserves	15	**234**	234	**234**	234
Accumulated losses	16	**(43,362)**	(29,416)	**(41,699)**	(29,416)
Total Equity		**17,956**	31,866	**19,619**	31,866

The statements of financial position are to be read in conjunction with the notes to the financial statements

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000	The Company 2003 $'000	The Company 2002 $'000
Cash flows from operating activities					
Cash receipts in the course of operations		**4,679**	5,857	**3,679**	5,857
Cash payments in the course of operations		**(13,158)**	(14,801)	**(12,114)**	(13,923)
Interest received		**454**	974	**449**	959
Net cash used in operating activities	26	**(8,025)**	(7,970)	**(7,986)**	(7,107)
Cash flows from investing activities					
Proceeds from sale of non-current assets		**8**	-	**8**	-
Payments for property, plant and equipment		**(9,444)**	(2,205)	**(9,154)**	(2,187)
Loan to associated entities		**-**	(239)	**-**	-
Loans repaid by other entities		**131**	100	**-**	-
Net cash provided used in investing activities		**(9,305)**	(2,344)	**(9,146)**	(2,187)
Cash flows from financing activities					
Proceeds from issue of shares		**-**	437	**-**	437
Proceeds from borrowings		**7,044**	290	**7,044**	290
Net cash provided by used in financing activities		**7,044**	727	**7,044**	727
Net decrease in cash held		**(10,286)**	(9,587)	**(10,088)**	(8,567)
Cash at beginning of the financial year		**16,226**	25,833	**15,599**	24,166
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		**(80)**	(20)	**-**	-
Cash at end of the financial year	4	**5,860**	16,226	**5,511**	15,599

The statements of cash flows are to be read in conjunction with the notes to the financial statements

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of the financial report are:

(A) BASIS OF PREPARATION

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity, and except where there is a change in accounting policy, are consistent with those of the previous year.

Going Concern

The consolidated entity has incurred a loss during the year of $13.9m (2002: $11.9m) and has cash on hand at 30 June 2003 of $5.9m compared to $16.2m as at 30 June 2002. Forecast operating cash flows indicate that cash reserves are sufficient to fund current operations until December 2003. This allows for cash retention of $1.7m for possible payment of employee entitlements and return of grant monies.

Given the stage of the consolidated entity's development it remains reliant upon equity capital for its on-going funding requirements. The directors consider that there are reasonable grounds to believe the consolidated entity will obtain investor support and indirect funding through the proposed major corporate restructure.

The accounts have been prepared on a going concern basis, which contemplates continuity of business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. The directors believe this to be appropriate for the following reasons:

Protein Pharmaceutical business

- The Company has engaged Caymus Partners to undertake a private equity raising of approximately $US22m for BGen Corp, a US entity established by the Company.
- The equity funding is expected to be available prior to the depletion of the Company's cash reserves.
- The Company will transfer the majority of its net tangible assets (including the Company's new facility and associated loan), protein pharmaceutical intangible assets (excluding E21R) and employees into BGen Corp in return for equity in BGen Corp.

Cell Therapy business

- The Company is in negotiations to merge its Cell Therapy business with a US based stem cell company and then raise $US5m in equity capital to fund research and development activities. The Company is expected to have an equity interest of 50% pre-capital raising in the merged entity.
- The Cell Therapy IP as at 30 June 2003 has been written down to its expected realisable value.
- In addition, the Company has received a cash offer from a US based cell delivery company for some of its cell delivery patents. The Company is currently considering this offer.

The Company post restructure

- Following completion of the above restructure, it is expected that the Company will principally operate as an investment holding company.
- The Company will retain its E21R IP and perfusion patents IP and will continue to pursue licensing revenues with other companies for this IP.
- The Company will manage its interests in the newly established entities described above and is not expected to directly carry out any research and development activities.
- The Company will also continue to pursue its claims for damages against the IMVS, Medvet Pty Ltd and Professor Lopez in relation to E21R as described in note 29 to the accounts.

At the date of these financial statements there are no signed binding contractual agreements with relevant external parties to the intended restructures and the planned capital raising has not been underwritten.

As indicated in the Directors Declaration, at the date of these financial statements the directors believe that there are reasonable grounds to believe that the Company is a going concern. However, should one or more of the above proposals not proceed, including shareholder approvals for the restructure, then the consolidated entity may not be able to continue as a going concern past December 2003 and may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business and at amounts that may be different to those stated at reporting date.

Recoverable amount of non-current assets

The carrying amounts of all non-current assets have been considered in the context of the restructure currently being undertaken. If the carrying amount of a non-current asset exceeds the recoverable amount expected as a result of this restructure, the asset has been written down to the lower value. The write-down is expensed in the reporting period in which it occurs.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(B) CHANGE IN ACCOUNTING POLICY

Employee benefits

The consolidated entity applied the revised AASB 1028 "Employee Benefits" for the first time from 1 July 2002. The liability for wages, salaries and annual leave is now calculated using the remuneration rates the Company expects to pay as at each reporting date, not wage and salary rates current at reporting date.

This change in accounting policy has no material financial effect in the current or prior periods.

Provisions and contingent liabilities

The consolidated entity has applied the AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 July 2002. AASB 1044 requires disclosure of contingent liabilities only when the probability of payment is not remote. This change in accounting policy has no material effect in the current or prior periods.

(C) PRINCIPLES OF CONSOLIDATION

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Associates

Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

In the consolidated financial statements investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(D) OPERATING REVENUE

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the sale of products and services. Sales revenue is recognised when goods or services are provided.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instrument.

Fee income derived from research and development contracts is recognised when specified milestones are achieved and the consolidated entity becomes entitled to the income under the terms of the relevant contract.

Contract research income and government research and development grant income is recognised as and when the relevant research expenditure is incurred. When the consolidated entity receives income in advance of incurring the relevant expenditure, it is treated as deferred income (Note 11) as the consolidated entity does not control the income until the relevant expenditure has been incurred.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(E) GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(F) FOREIGN CURRENCY

Transactions
Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at reporting date are translated at the rate of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account in the statement of financial performance as exchange gains or losses, in the financial year in which the exchange rates change.

Translation of controlled foreign entities
The assets and liabilities of foreign operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at reporting date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

Hedges
The net amount payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the date of inception of the hedge transaction. When recognised the net receivable or payables are revalued using the foreign currency exchange rates current at reporting date.

(G) RESEARCH AND DEVELOPMENT COSTS

Internally generated research and development costs are expensed as incurred.

(H) TAXATION

The consolidated entity adopts the liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a deferred tax liability.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Where losses are incurred, future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(I) RECEIVABLES

Trade debtors are carried at amounts due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts. Trade debtors are expected to be settled within 30 days.

(J) INVESTMENTS

Controlled Entities
Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statements of financial performance when they are proposed by the consolidated entities.

Associated Companies
In the Company's financial statements, investments in associates are carried at the lower of cost and recoverable amount. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles.

(K) INVENTORIES

Inventories are carried at the lower of cost and net realisable value.

Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. In the case of manufactured inventories, cost includes an appropriate share of both variable and fixed costs. Fixed costs have been allocated on the basis of normal operating capacity.

Net realisable value is determined on the basis of the entity's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

(L) PROPERTY, PLANT AND EQUIPMENT

Acquisition
Items of property, plant and equipment are recorded at cost, and depreciated as outlined below.

External costs incurred in the construction of the consolidated entity's new building facility have been capitalised and recorded as capital work in progress, and transferred to buildings at cost on completion of the building.

Useful lives
All assets, including intangibles, have limited useful lives and are depreciated using the straight line method over their estimated useful lives, taking into account estimated residual value, with the exception of freehold land. Assets are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed.

The depreciation rates or useful lives for each class of assets are as follows:

Property, plant and equipment	2003	2002
Buildings	4%	-
Plant and equipment	10%-33%	10%-33%
Computer equipment	20%-33%	20%-33%
Furniture and fittings	10%-20%	10%-20%

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(L) PROPERTY, PLANT AND EQUIPMENT (cont'd)

Operating leases
Payments made under operating leases are expensed on a straight line basis over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.

(M) INTANGIBLES

Intellectual property represents acquired biotechnological research and development and is carried at cost. In accordance with *UIG Abstract 44, Acquistion of in-process research and development*, acquired in-process research and development is recorded as an intangible asset when it is expected beyond reasonable doubt that it will lead to commercialisation and generate future economic benefit. This UIG has been applied to reporting periods ending on or after 1 July 2002.

Commercialised intellectual property that is generating revenue is amortised between 5 to 15 years (2002: 5 to 15 years).

Intellectual property that is yet to be commercialised is not amortised as it is not ready for use and generating revenue. It is carried forward as an asset as it is expected that it will lead to commercialisation and begin generating sales revenue.

Patent costs are expensed as incurred.

(N) ACCOUNTS PAYABLE

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity. Trade accounts payable are normally settled within 60 days.

(O) EMPLOYEE BENEFITS

Wages, Salaries and Annual Leave
Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of year-end represent present obligations resulting from employee's services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long Service Leave
The amount provided for employee entitlements to long service leave approximates the present value of the estimated future cash flows to be made in connection with employees' services provided up to reporting date.

Provision for employee entitlements to long service leave has been made for all employees expected to utilise their entitlements to long service leave. The provision is calculated using expected wage and salary rates, including related on-costs and expected settlement dates are based on turnover history.

Employee Option Schemes
Employees are entitled to participate in option schemes as described in Note 28. No remuneration expense is recognised in respect of employee options issued.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(P) SUPERANNUATION FUND

The Company and its controlled entities contribute to employee accumulation superannuation and retirement funds at various percentages to provide benefits for employees and their dependents on retirement, disability or death. For Australian based employees the contribution is equal to or greater than 9% of employees gross salaries and for US based employees matching contributions up to a maximum of 3% of gross salaries are made. Contributions are recognised as an expense against income as they are made.

(Q) DEFERRED INCOME

Under the terms of the consolidated entity's major research contracts and government grants, the consolidated entity does not control the income until it has incurred the relevant research expenditure. Revenue received in advance in relation to such agreements is deferred until the relevant research expenditure is incurred at which time the corresponding revenue is taken to the statement of financial performance.

(R) INTEREST BEARING LIABILITIES

Long term loan
Loans are recognised at their principal amount as received. Interest expense is accrued once the obligation to pay interest commences.

(S) NON -INTEREST BEARING LIABILITIES

Unsecured long term loans
Long-term non-interest bearing financial liabilities are discounted to their present value, based on the long term government bond rate, in the year the loans are received and the discount taken to the statement of financial performance. Each year a notional interest expense is charged against the statement of financial performance, to accrue the loan to the face value payable in the future.

(T) REVISION OF ACCOUNTING ESTIMATE

Revisions of accounting estimates are recognised prospectively in current and future periods only.

(U) ACQUISITION OF ASSETS

All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs attributable to the acquisition. When equity instruments are issued as consideration, their market prices at the date of acquisition is used as fair value, except where the notional price at which they could be placed in the market is a better indication of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

(V) CAPITALISATION OF BORROWING COSTS

Borrowing costs directly attributable to our land and building are capitalised as part of the cost of those assets.

(W) EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity (other than ordinary shares and converting preference shares classified as ordinary shares for EPS calculation purposes), by the weighted average number of ordinary shares of the Company.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares.

2. OPERATING LOSS

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Loss from ordinary activities has been arrived at after including:				
Revenue from operating activities				
Sales revenue from non-related entities	**1,905**	1,473	**1,784**	1,473
Interest from non-related entities	**424**	964	**409**	928
Government grants	**2,217**	2,105	**1,251**	2,105
Fees received	**-**	510	**-**	510
Contract research income	**683**	747	**683**	747
Revenue from outside operating activities				
Interest from related parties	**-**	-	**525**	256
Income from discounting long term loan	**-**	247	**-**	247
Other income	**38**	3	**38**	3
	5,267	6,049	**4,690**	6,269
Operating Expenses				
Amortisation of:				
• Patents	**-**	8	**-**	8
• Core technology licences	**-**	46	**-**	46
• Intellectual property	**1,479**	188	**388**	188
• Leasehold improvements	**-**	1	**-**	1
Write off of intellectual property	**4,172**	2,583	**1,800**	2,583
Write off of stock and work-in-progress	**35**	267	**35**	267
Depreciation of plant and equipment	**310**	196	**253**	178
Depreciation of buildings	**82**	-	**82**	-
Provision for employee entitlements	**343**	269	**343**	269
Interest expense	**68**	-	**68**	-
Legal expenses paid via share issue	**36**	59	**36**	59
Lease rental - operating leases	**49**	60	**43**	55
- occupancy leases	**236**	144	**93**	72
Research & development costs	**8,069**	10,146	**4,568**	6,487
Loss on write off of non-current assets	**59**	21	**59**	21
Net foreign exchange loss	**255**	103	**91**	40
Diminution in value of investment in controlled entity	**-**	-	**5,234**	7,387

Revision of accounting estimate

From 1 July 2002, the Company commenced amortisation of its Cell Therapy intellectual property (IP) over a 10 year period. Based on the current capitalised Cell Therapy IP this equates to annual amortisation of $1.3m. Previously Cell Therapy intellectual property was not amortised as it was yet to generate sales revenue. The cell therapy division began generating sales revenue (non grant revenue) during the period and in line with the Company's accounting policy on intangibles, a decision was taken by the Board to commence amortisation of the intellectual property. The period of amortisation was determined by assessing the IP's useful life, the life of the relevant patents being an important consideration. The decision to begin amortising Cell Therapy IP was also made after considering UIG-44 "Acquisition of In-process Research and Development and US-GAAP treatment of IP.

3. TAXATION

(A) Income Tax Expense

	Consolidated 2003 $'000	Consolidated 2002 $'000	The Company 2003 $'000	The Company 2002 $'000
Prima facie income tax expense/(credit) calculated at 30% (2002: 30%)	(4,183)	(3,558)	(3,685)	(4,366)
Increase in income tax expense due to non tax deductible items:				
Legal fees	56	33	56	33
Sundry items (including entertainment)	2	4	2	4
Unrealised foreign exchange loss	26	3	26	3
Amortisation and write off of intellectual property	656	831	656	831
Diminution in value of investment in controlled entity	-	-	1,571	2,216
Tax losses of non-resident controlled entity not carried forward as future income tax benefit	2,069	1,408	-	-
Decrease in income tax expense due to:				
Research & Development allowance	-	(115)	-	(115)
	(1,374)	(1,394)	(1,374)	(1,394)
Net future income tax benefit not brought to account	1,307	1,363	1,307	1,363
Adjustment to prior year tax losses brought forward	67	31	67	31
Income tax expense from ordinary activities	-	-	-	-

3. TAXATION (cont'd)

(B) Future income tax benefit not brought to account

The potential future income tax benefit in the consolidated entity arising from tax losses and timing differences has not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt:

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Future income tax benefit on tax losses carried forward	**7,645**	6,463	**7,514**	6,331
Future income tax benefit on capital loss carried forward	**272**	272	**272**	272
Future income tax benefit on timing differences	**410**	262	**410**	262
	8,327	6,997	**8,196**	6,865

The amounts comprise the estimated future benefit at the applicable rate of 30% (2002: 30%), which represents the applicable tax rate at which the benefit may be utilised.

The potential future income tax benefit will only be obtained if:

(i) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

(ii) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

The consolidated entity has tax losses available in the United States from its foreign subsidiary that are excluded from the above table as they are only available to be utilised against any future operating profits of the foreign subsidiary.

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000

4. CASH

Cash at bank and on hand	**865**	2,138	**516**	1,511
Bank short term deposits and commercial bills	**4,995**	14,088	**4,995**	14,088
	5,860	16,226	**5,511**	15,599

The bank short term deposits and commercial bills mature within 60 days and pay interest at a weighted average interest rate of 4.5% (2002: 4.5%) at 30 June 2003.

5. RECEIVABLES

Current				
Trade debtors	**442**	94	**442**	94
Provision for doubtful debts	**(5)**	-	**(5)**	-
	437	94	**437**	-
Other debtors	**508**	483	**372**	483
Other loans	**171**	194	**-**	-
Prepayments	**68**	230	**49**	184
	1,184	1,001	**858**	761

Other loans include a loan to a director of a subsidiary Company, details of which are set out in Note 24.
Other debtor amounts arise from activities outside the usual trading activities of the consolidated entity.

Non-Current				
Loans to controlled entities				
- BresaGen Inc (Note 24)	**-**	-	**9,816**	6,643
Loan to associated company (Note 21)	**4**	13	**4**	13
Loan to employees (Note 24)	**-**	132	**-**	-
	4	145	**9,820**	6,656

6. INVENTORIES

Raw materials and stores at cost	**-**	68	**-**	-
Work in progress at cost	**27**	36	**27**	36
Finished goods at cost	**156**	77	**156**	77
	183	181	**183**	113

Finished goods with a cost of $35,000 were written off during the course of the year as the goods were not expected to be sold before their expiry date.

7. INVESTMENTS (NON-CURRENT)

Shares in Controlled Entities – at cost	**-**	-	**14,405**	14,405
Provision for diminution in value	**-**	-	**(14,405)**	(9,171)
	-	-	**-**	5,234

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
8. PROPERTY, PLANT AND EQUIPMENT				
Land – at cost	**600**	-	**600**	-
Buildings – at cost	**9,771**	-	**9,771**	-
Provision for depreciation	**(82)**	-	**(82)**	-
	9,689	-	**9,689**	-
Plant and equipment - at cost	**3,425**	3,821	**3,031**	3,730
Provision for depreciation	**(1,619)**	(2,776)	**(1,541)**	(2,747)
	1,806	1,045	**1,490**	983
Capital works in progress – at cost	**-**	1,758	**-**	1,758
Total Property, Plant and Equipment - Net Book Value	**12,095**	2,803	**11,779**	2,741

The land and buildings are funded by the Deferred Purchase Agreement with the State Government of South Australia as disclosed in Note 11. Title of the land and building is retained by the State Government of South Australia and passes to the Company on repayment of the loan.

Valuation of land and buildings

Land and buildings are carried at cost. The cost of the land has been measured by reference to the amount the government has specified as land in the Deferred Purchase Agreement. The cost of the building has been determined by the cost of construction including the fittings integral to the building.

Reconciliations
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Consolidated 2003	Consolidated 2002	The Company 2003	The Company 2002
Freehold land				
Carrying amount at beginning of year	**-**	-	**-**	-
Transferred from capital works in progress	**600**	-	**600**	-
Carrying amount at end of year	**600**	-	**600**	-
Buildings				
Carrying amount at beginning of year	**-**	-	**-**	-
Transferred from capital works in progress	**9,771**	-	**9,771**	-
Depreciation	**(82)**	-	**(82)**	-
Carrying amount at end of year	**9,689**	-	**9,689**	-
Plant and equipment				
Carrying amount at beginning of year	**1,045**	795	**983**	733
Additions	**1,130**	446	**827**	428
Disposals	**(67)**	-	**(67)**	-
Depreciation	**(302)**	(196)	**(253)**	(178)
Carrying amount at end of year	**1,806**	1,045	**1,490**	983

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
8. PROPERTY, PLANT AND EQUIPMENT (con't)				
Capital works in progress				
Carrying amount at beginning of year	**1,758**	-	**1,758**	-
Additions	**8,472**	1,758	**8,472**	1,758
Borrowing costs capitalised	**141**	-	**141**	-
Transfer to land and buildings	**(10,371)**	-	**(10,371)**	-
Carrying amount at end of year	**-**	1,758	**-**	1,758

9. INTANGIBLES

	Consolidated 2003	Consolidated 2002	The Company 2003	The Company 2002
Commercialised intellectual property – at cost	**14,690**	1,780	**3,780**	1,780
Provision for amortisation	**(2,053)**	(574)	**(962)**	(574)
Write down of intellectual property	**(4,172)**	-	**(1,800)**	-
	8,465	1,206	**1,018**	1,206
Non-commercialised intellectual property- at cost	**-**	12,910	**-**	2,000
Total intellectual property	**8,465**	14,116	**1,018**	3,206
Movement of intellectual property				
Commercialised intellectual property				
Opening – at written down value	**1,206**	1,394	**1,206**	1,394
Transferred from non-commercialised	**12,910**	-	**2,000**	-
Amortisation	**(1,479)**	(188)	**(388)**	(188)
Write down	**(4,172)**	-	**(1,800)**	-
Closing – at written down value	**8,465**	1,206	**1,018**	1,206
Non-commercialised intellectual property				
Opening	**12,910**	15,130	**2,000**	4,220
Transferred to commercial	**(12,910)**	-	**(2,000)**	-
Write off	**-**	(2,220)	**-**	(2,220)
Closing	**-**	12,910	**-**	2,000

Intellectual Property

In February 1988, the Company entered into an agreement with the University of Adelaide whereby the Company acquired services of the University in the field of biotechnological research and development and other related areas. All intellectual property arising from work performed relating to this agreement is deemed to be the property of the Company. The cost of the intellectual property was $4 million satisfied by the issue of 4,000,000 fully paid ordinary $1 shares at fair value. $1,780,000 of this amount related to commercialised intellectual property and is being amortised as stated below. The remaining $2,220,000 was for non-commercialised intellectual property relating to E21R and cST, that was written off during the prior year due to the termination of the E21R British Biotech collaboration.

Commercialised

In accordance with Accounting Policy 1(M) commercialised intellectual property being human Growth Hormone (hGH) and EquiGen, is amortised over 5 and 15 years respectively. Cell Therapy intellectual property, which was transferred to the commercialised pool of intellectual property from 1 July 2002, is being amortised over 10 years.

All intellectual property relating to the Cell Therapy division has been written down to $US5m. In the opinion of directors this is the likely value to be realised through a transaction or transactions with the companies BresaGen is currently in discussions with.

The carrying value of the hGH and EquiGen intellectual property is supported by an independent valuation, based on discounted cash flow analysis, dated 18th August 2003, prepared by Acuity Technology Management Pty Ltd.

Non-commercialised

In accordance with Accounting Policy 1(M) non-commercialised intellectual property is not amortised.

On 21 September 1999 the Company entered into an agreement with Luminis Pty Ltd whereby the Company was assigned intellectual property in relation to the Cell Therapy project. The cost of the intellectual property was $2 million satisfied by the issue of 2,000,000 fully paid ordinary $1 shares at fair value.

On 15 November 2000 the Company acquired intellectual property recorded at a net value of $10,910,000 as part of the acquisition of CytoGenesis, Inc.

From 1 July 2002, the Company transferred its Cell Therapy intellectual property to its commercialised pool of intangible assets as during the financial year the Company began revenue generating activities associated with this intellectual property.

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
10. PAYABLES (CURRENT)				
Trade creditors	**440**	197	**230**	158
Other creditors and accruals	**1,029**	1,150	**954**	1,027
Deferred income	**113**	310	**113**	310
	1,582	1,657	**1,297**	1,495
11. INTEREST BEARING LIABILITIES				
Current				
Long term loan	**401**	5	**401**	5
Non-Current				
Long term loan	**7,142**	285	**7,142**	285

On 18 March 2002, the Company entered into a loan agreement with the State Government of South Australia to provide finance for the construction of a new building and production facility. The maximum amount of funding available under the agreement is $8,024,400. As at 30 June 2003, $7,543,000 (2002: $290,000) has been recorded as drawn under the terms of the agreement in the form of $7,334,000 (2002: $290,000) in cash and $209,000 (2002: nil) in capitalised interest.

12. PROVISIONS

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Current				
Employee entitlements				
- annual leave	**215**	173	**215**	173
- long service leave	**399**	424	**399**	424
	614	597	**614**	597
Non-Current				
Employee entitlements				
- long service leave	**91**	57	**91**	57
Total Employee entitlements	**705**	654	**705**	654

13. NON INTEREST BEARING LIABILITES (NON-CURRENT)

Non-Interest bearing				
Unsecured long term loans	**5**	5	**5**	5

14. CONTRIBUTED EQUITY

Issued and paid up				
Ordinary shares, fully paid 54,498,560 (2002: 54,448,560)	**61,084**	61,048	**61,084**	61,048
(a) Ordinary shares				
Movements in ordinary share capital				
Balance at the beginning of the financial year	**61,048**	60,552	**61,048**	60,552
Shares Issued				
nil (2002: 505,127) shares issued from the exercise of options (i) (ii)	**-**	437	**-**	437
50,000 (2002: 50,000) shares issued under Deed of Variation (iii)	**36**	59	**36**	59
Balance at the end of the financial year	**61,084**	61,048	**61,084**	61,048

In the event of winding up of the Company ordinary shareholders rank after creditors and, after payment of all liabilities, are entitled to any proceeds of liquidation.

Notes:

(i) In the prior year, ordinary were shares issued from the exercise of 455,127 options granted under the Employee Share Option Plan at an exercise price of $0.85. No expense was recorded from the exercise of these options.

(ii) On 31 August 2001, Macquarie Acceptances Limited exercised 50,000 pre IPO options at exercise price of $1.00.

(iii) On 8 July 2002, 50,000 ordinary shares were issued pursuant to the Deed of Variation (Note 19) at a weighted average price of $0.72. The fair value of these shares was expensed to the statement of financial performance.

14. CONTRIBUTED EQUITY (cont'd)

(b) Options

The number of unissued ordinary shares for which options are outstanding at 30 June 2003 is 4,975,218 (2002: 5,248,516) comprising:

	Exercise Price $	2003 000	2002 000
Employee Options (i)	$0.27 to $1.55	**2,875**	3,248
Consultant Options (ii)	$0.30	**100**	-
Options due on or before 8 November 2005 (iii)	1.50	**2,000**	2,000
		4,975	5,248

The closing price of the Company's shares on the 30 June 2003 was $0.315 (30 June 2002: $0.71)

Notes:

(i) An analysis of employee options outstanding is disclosed in Note 28.

(ii) On 30 May 2003 a consultant to the Company was issued 100,000 options as part of the terms of the consultancy agreement. The key terms of the option plan are as follows:

Exercise Price: $0.30

Exercise Period: One-third anytime after the first anniversary of the execution of the Consultancy Agreement, one-third anytime after the second anniversary and the remaining third anytime after the third anniversary. The options lapse on the fifth anniversary of issue of the options.

(iii) On 9 November 2000 as part of the merger of CytoGenesis, Inc existing CytoGenesis, Inc shareholders were granted options over 2,000,000 unissued ordinary shares of the holding Company which expire on 8 November 2005. The exercise terms and price are the same as those set out in Note 28 for the Management Option Plan.

15. RESERVES

	Consolidated 2003 $'000	Consolidated 2002 $'000	The Company 2003 $'000	The Company 2002 $'000
Options Reserve	**234**	234	**234**	234
Movements in Reserve				
Balance at the beginning and end of the year	**234**	234	**234**	234

Nature and purpose of reserve

The options reserve has resulted from the issue of 2,000,000 options to CytoGenesis, Inc shareholders, and 200,000 options to advisors as part of the merger of CytoGenesis, Inc into BresaGen, Inc, in November 2000 as outlined in Note 14(b)(iii). These options have been valued using the Black-Scholes option pricing model.

16. ACCUMULATED LOSSES

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Accumulated losses at beginning of year	**(29,416)**	(17,555)	**(29,416)**	(14,862)
Net loss attributable to members of the parent entity	**(13,946)**	(11,861)	**(12,283)**	(14,554)
Accumulated losses at end of year	**(43,362)**	(29,416)	**(41,699)**	(29,416)

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(i) Interest rate risk

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Note	Weighted Average Interest Rate	Floating Interest Rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	Non-interest Bearing $'000	Total $'000
2003							
Financial Assets							
Cash	4	4.30%	3,285	2,224	-	351	5,860
Receivables	5	4.83%	-	171	-	1,017	1,188
			3,285	2,395	-	1,368	7,048
Financial Liabilities							
Payables	10	-	-	-	-	1,582	1,582
Interest bearing liabilities	11	(a)	7,543	-	-	-	7,543
Employee entitlements	12	-	-	-	-	705	705
Non-interest bearing liabilities	13	-	-	-	-	5	5
			7,543	-	-	2,292	9,835
2002							
Financial Assets							
Cash	4	4.49%	6,021	10,203	-	2	16,226
Receivables	5	6.00%	-	195	132	819	1,146
			6,021	10,398	132	821	17,372
Financial Liabilities							
Payables	10	-	-	-	-	1,657	1,657
Interest bearing liabilities	11	(a)	290	-	-	-	290
Employee entitlements	12	-	-	-	-	654	654
Non-interest bearing liabilities	13	-	-	-	-	5	5
			290	-	-	2,316	2,606

(a) The interest rate applicable (and whether it is fixed or floating) is expected to be determined in late 2003 when the actual quantum of the loan is determined.

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

(ii) Foreign exchange risk

The consolidated entity has holdings of foreign currency (principally US dollars) which are available to offset risks associated with purchase commitments denominated in foreign currencies.

The consolidated entity may also enter into forward exchange contracts to hedge certain funding requirements of its foreign subsidiary denominated in foreign currencies (principally US dollars). The terms of these commitments are rarely more than six months. As at 30 June 2003 there were no forward exchange contract outstanding (2002: $US500,000). There was no unrealised loss at 30 June 2003 (2002: $2,687).

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
United States dollars				
Amounts payable				
Current	**248**	165	**56**	3
Amounts receivable				
Current	**206**	194	**-**	-
Non-Current	**-**	132	**-**	-
	206	326	**-**	-

(iii) Credit risk exposures

Credit risk represents the loss that would be recognised if counter parties failed to perform as contracted.

Recognised Financial instruments
The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts.

Concentration of credit risk on trade debtors exists in respect of the consolidated entities ProtEcol contract manufacturing business within the Protein Pharmaceuticals business segment. As at 30 June 2003, one customer Metabolic Pharmaceuticals Limited represented 73% of the consolidated entity's trade debtors.

The consolidated entity minimises concentrations of credit risk in its sales of products by undertaking transactions with a large number of customers.

Unrecognised Financial instruments
The consolidated entity does not have any unrecognised financial instruments as at 30 June 2003.

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONT'D)

(iv) Net fair values of financial assets and liabilities

Valuation approach

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following bases.

Recognised Financial Instruments

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers (reduced for expected credit losses) or due to suppliers. Cash flows are discounted using standard valuation techniques at the applicable on market yield, having regard to the timing of cash flows. The carrying amounts of receivables, creditors and accruals, employee benefits and deferred income approximate net fair value.

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	Carrying amount		Net fair value	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Financial assets				
Cash	**5,860**	16,226	**5,860**	16,226
Receivables	**1,188**	1,146	**1,188**	1,146
Financial liabilities				
Payables	**1,469**	1,347	**1,469**	1,347
Deferred income	**113**	310	**113**	310
Interest bearing loans	**7,543**	290	**7,543**	290
Non-interest bearing loans	**5**	5	**5**	5

All financial assets and liabilities are not readily traded on organised markets in a standardised form.

Unrecognised Financial Instruments

There were no unrecognised financial instruments as at 30 June 2003 (30 June 2002: nil).

18. COMMITMENTS

(i) Superannuation Commitments

The Company and its controlled entities contribute to a standard employer sponsored defined contribution superannuation fund. Employee contributions are based on various percentages of their gross salaries to provide benefit for employees and their dependents on retirement, disability or death.

(ii) Capital Expenditure Commitments

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Contracted but not provided for and payable not later than one year.	**481**	7,418	**481**	7,418

The above capital commitment is an estimate of the final costs not yet incurred on the construction of the entity's new building in Adelaide. The funding of this building is provided by the State Government of South Australia and is disclosed as an unused financing arrangement facility in Note 27 to these accounts.

(iii) Finance Lease Commitments

The Company has no finance lease commitments as at 30 June 2003 (2002: nil).

18. COMMITMENTS (cont'd)

(iv) Operating Lease Commitments

	Consolidated		The Company	
	2003	2002	**2003**	2002
	\$'000	\$'000	**\$'000**	\$'000
Future operating lease rentals not provided for in the financial statements and payable:				
Not later than one year	**169**	55	**15**	48
Later than one year but not later than two years	**2**	27	**-**	20
Later than two years but not later than five years	**-**	2	**-**	-
Later than five years	**-**	-	**-**	-
	171	84	**15**	68

19. CONTINGENT LIABILITIES

In respect of related bodies corporate:

Pursuant to an ASIC Class Order 98/1418 dated 13 August 1998, (as amended), relief was granted to the wholly owned subsidiaries listed below from the Corporations Act 2001 requirements for preparation, audit and lodgment of financial reports.

It is a condition of the Class Order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

Metrotec Pty Ltd
BresaGen Investments Pty Ltd

The consolidated statement of financial performance and consolidated statement of financial position comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee at 30 June 2003, is reflected by the holding company's statement of financial performance and statement of financial position.

19. CONTINGENT LIABILITIES (cont'd)

In respect of business undertakings:

Research and Development Syndicate

The Company through its controlled entity BresaGen Investments Pty Ltd, had a 1% interest in a joint venture, Bresatec Transgenic R&D Syndicate No. 1 formed to further research and develop pig technology. This Syndicate was wound up in October 2000.

Indemnity

In the event that any of the stated taxation assumptions of the Syndicate are not met, the Company has agreed to indemnify the Syndicate's majority investor, Macquarie Acceptances Ltd, in relation to costs and expenses incurred by it in objecting to or appealing against any amended assessment issued by the Australian Taxation Office (ATO). It has also provided an indemnity in relation to any additional tax which may be payable as a result of an amended assessment.

Tax Audit

The ATO has issued amended assessments in relation to this Syndicate. Objections to these amended assessments have been lodged with the ATO, the ATO subsequently disallowed these objections. The Syndicate successfully appealed these amended assessment to the Administrative Appeals Tribunal (AAT). The ATO subsequently appealed the AAT's decision to the full Federal Court. The matter was heard on 29 and 30 July, 2003 and we are currently awaiting the Courts decision.

Contingent Liability

Under a separate agreement (Deed of Variation signed in 1999) with Macquarie Acceptances Ltd the Company's liability relating to this indemnity has been limited to $1 million plus interest (BresaGen Liability Cap).

The liability will only be payable if:

- the ATO actually issues an amended assessment; and
- the Federal Court rules on the matter in favour of the ATO, or it is settled on terms approved by the Company.

In addition, the Company's pre-listing shareholders have assumed on a limited recourse basis the Company's liability in excess of the BresaGen Liability Cap. They have entered into escrow agreements over 10 million shares in the Company whereby the net after tax proceeds of sale of those shares would be available in certain circumstances to meet the liability.

The Company is required to contribute 50% of the costs of the prosecution of any objection or appeal, and may be required to issue up to 250,000 shares by way of contribution, and is discharged from liability in respect of the market value of the shares issued. The BresaGen Liability Cap would be reduced by the market value of the shares. As at 30 June 2003 the Company had issued 247,662 (2002:197,662) shares reducing the BresaGen Liability Cap to $733,034 (2002: $769,034).

The Company has lodged a deposit of $730,000, being the balance of its capped liability, with Macquarie Bank Limited as required under the terms of the agreement. The Company is entitled to a refund if appeals are successful.

In consideration for limiting this contingent liability, the Company issued 750,000 options to Macquarie Acceptances Ltd, with an exercise price of $1, at the same time as the Company issued shares as a result of the initial public offering. Of the 750,000 options, 50,000 were exercised on 31 August 2001 (Note 14) with the remaining 700,000 expiring unexercised on 15 September 2001.

19. CONTINGENT LIABILITIES (cont'd)

START Program Grant

Under the R&D START Program Grant the Commonwealth may require the Company to repay the amount of the Grant together with interest and/or vest the Project Intellectual Property to the Commonwealth in either of the following circumstances;

a) the Company is deemed not to have used reasonable efforts to successfully commercialise the Project within 2 years of the receipt of the final grant instalment; or

b) upon termination of the Grant due to breach of agreement or insolvency.

In addition, should the Company create an Encumbrance over the Project Intellectual Property, the Commonwealth may require the Company to pay 50% of the monetary value of the benefits received as a result of the breach. The total amount receivable under the terms of the E21R Grant was $2,929,500, and all funds had been received in the financial year ending June 30, 2002. The total amount receivable under the terms of the Cell Therapy Grant is $4,928,550. As at 30 June 2003 $3,710,257 (2002:$2,714,446) had been received.

20. CONTROLLED ENTITITES

Particulars in relation to controlled entities

	Class of Share	Economic Entity Interest	
BresaGen Limited		**2003**	2002
Controlled Entities		%	%
Metrotec Pty Ltd	Ordinary	**100**	100
BresaGen Investments Pty Ltd *	Ordinary	**100**	100
BresaGen Marketing Pty Ltd	Ordinary	-	100
BresaGen, Inc	Ordinary	**100**	100
BresaGen Transgenics Pty Ltd	Ordinary	**100**	100

* Includes 169,250 preference shares in BresaGen Investments Pty Ltd held by BresaGen Limited.

All controlled entities except BresaGen, Inc were incorporated in Australia. BresaGen, Inc was incorporated in USA.

BresaGen Marketing Pty Ltd was deregistered in August 2002.

21. INVESTMENTS IN ASSOCIATED COMPANIES

BresaGen Xenograft Marketing Pty Ltd (the associated company) is responsible for marketing the applications of the Xenograft Syndicate Technology in both the research and commercialisation periods. The Company has 50% ownership of the associated company. The equity accounted value of the investment has been reduced to zero because the Company's share of accumulated losses exceeds the historical cost of the investment. BresaGen Xenograft Marketing Pty Ltd's operating result for the year was a profit of $8,412 (2002: profit $3,536). The Company's share of BresaGen Xenograft Marketing Pty Ltd's accumulated losses not brought to account via equity accounting at 30 June 2003 is $7,037 (2002:$ 11,243).

	Consolidated		The Company	
	2003	2002	2003	2002
	$	$	$	$
22. REMUNERATION OF DIRECTORS & EXECUTIVES				
Directors remuneration				
Total income paid or payable, or otherwise made available, to all directors of the companies in the consolidated entity from the Company or any related party including the managing director of the holding company (includes Directors' fees of $149,988 (2002: $169,336))	**1,035,263**	1,242,115	**716,471**	841,032
The number of directors of the Company whose income from the Company or any related party falls within the following bands:				
$0 - $9,999			**2**	-
$10,000 - $19,999			**2**	1
$20,000 - $29,999			**1**	4
$30,000 - $39,999			**1**	-
$50,000 - $59,999			**-**	1
$60,000 - $69,999			**1**	-
$200,000 - $209,999			**1**	-
$210,000 - $219,999			**-**	1
$360,000 - $369,999			**1**	-
$450,000 - $459,999			**-**	1

Directors' does not include insurance premiums paid by the Company or related parties in respect of Directors' and Officers' Liabilities and Legal Expenses insurance contracts.

The remuneration bands are not consistent with the emoluments disclosed in the Directors' Report as the basis of calculation differs due to the differing requirements of the Corporations Act 2001 and the Accounting Standards.

	Consolidated		The Company	
	2003	2002	2003	2002
Executives remuneration				
Executive officers are those officers, other than executive directors, involved in the strategic direction, general management or control of business at a company or operating division level. Total income received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income is $100,000 or more.	**475,015**	505,669	**475,015**	505,669
The number of executive officers of the Company whose remuneration from the Company or any related party falls within the following bands:				
$100,000 - $109,999			**2**	1
$120,000 - $129,999			**1**	2
$130,000 - $139,999			**1**	-
$140,000 - $149,999			**-**	1

23. AUDITORS' REMUNERATION

	Consolidated		The Company	
	2003	2002	**2003**	2002
Amounts received or due and receivable by the auditors of the Company for:				
- audit services	**45,000**	32,000	**45,000**	32,000
- other audit regulatory services	**45,660**	52,250	**45,660**	52,250
	90,660	84,250	**90,660**	84,250
Other services				
- taxation services	**6,165**	5,336	**6,165**	5,336
- other assurance services	**-**	48,200	-	48,200
	6,165	53,536	**6,165**	53,536
Total	**96,825**	137,786	**96,825**	137,786

Other audit regulatory services and other assurance services, primarily relate to the costs incurred in relation to US-GAAP audit opinions required in relation to our American Depository Receipts (ADR) SEC filings.

24. RELATED PARTIES

DIRECTORS

The names of persons who were directors of BresaGen Limited during the financial year are PR Hart, JB Harkness, JR Smeaton, CA Juttner, J Kucharczyk, R Mazzocchi, J Hasker, PR Jenkins and GN Vaughan.

Details of directors' remuneration are set out in Note 22.

Directors' holdings of shares and share options

The interests of directors of the reporting entity and their director–related entities in shares and share options of entities within the consolidated entity at year end are set out below:

	Consolidated	
	2003	2002
	Number Held	Number Held
BresaGen Limited		
- Ordinary Shares	**1,718,104**	1,778,104
- Options over Ordinary Shares	**867,429**	776,782

Directors' transactions in shares and share options

During the year, no directors transacted in shares or options of the Company.

Other transactions with the Company or its controlled entities

Dr Kucharczyk acted as a consultant to BresaGen, Inc during the financial year. The amount expensed during the year relating to this consultancy was $208,257 (2002:$442,960). The consultancy agreement with Dr Kucharczyk concluded in January 2003.

24. RELATED PARTIES (cont'd)

Loans to directors	Consolidated 2003 $	Consolidated 2002 $	The Company 2003 $	The Company 2002 $
Dr AJ Robins	**148,107**	287,813	**-**	-

Dr AJ Robins is a director of BresaGen, Inc. A loan totalling $196,385 ($US100,000) was made to Dr Robins in December 2000 and a further $94,868 ($US50,000) in August 2001. Interest is payable on the loan at market rates applicable to the Company's investment deposit (4.65% at 30 June 2003). Dr Robins repaid $110,233 ($US67,000) in March 2003. All principal and interest is currently repayable within the next twelve months. Interest received and receivable on the loan totalled $9,790, consolidated and $Nil, the Company for the period ending 30 June 2003 ($21,524: 30 June 2002). The loan is denominated in US dollars and converted to Australian Dollars at the rate applicable on balance date.

WHOLLY OWNED GROUP

Details of interests in wholly owned controlled entities are set out at Note 20. Details of dealings with these entities are set out below:

Transactions

The aggregate amounts included in the loss from ordinary activities before income tax expense that resulted from transactions with wholly owned controlled entities are:

	Consolidated 2003 $'000	Consolidated 2002 $'000	The Company 2003 $'000	The Company 2002 $'000
Interest revenue	**-**	-	**522**	256

Loans

The loan to BresaGen, Inc (Note 5) is repayable at call. Interest is charged monthly at the agreed rate of 6.00% per annum on the outstanding balance.

Balances of entities within the wholly-owned group

The aggregate amounts receivable from, and payable to wholly-owned controlled entities by the Company at balance date:

	2003 $'000	2002 $'000
Receivables		
Non-current	**9,816**	6,643

OTHER RELATED PARTIES

Adelaide University and its controlled entity, Adelaide Research and Innovation Pty Ltd.

As at June 30, 2003 (and during the course of the year then ended) BresaGen Ltd believes Adelaide University and its controlled entity, Adelaide Research and Innovation Pty Ltd (formerly Luminis Pty Ltd) are not related parties of the consolidated entity. Adelaide University and its controlled entity Adelaide Research and Innovation Pty Ltd, do not exercise significant influence or control over the consolidated entity at June 30, 2003 or during the year then ended that would cause them to be considered a related party. In addition, they have significantly reduced their shareholding in the Company during the course of the year. As a consequence related party disclosures with the aforementioned entities have not been included in these financial statements.

25. EARNINGS PER SHARE

The net loss shown as per the statement of financial performance of $13,946,000 (2002:$11,861,000) has been used to calculate basic and diluted earnings per share.

The Company has only one class of ordinary shares with no variation in the entitlement to dividends.

The 4,975,218 (2002: 5,248,516) options outstanding have not been included as potential ordinary shares used in the calculation of diluted earnings per share as based on conditions at 30 June 2003, it is not probable that options will be exercised at any time in the near future.

	2003	2002
Weighted average number of potential ordinary shares used in the calculation of basic and diluted earnings per share	**54,498,560**	54,341,190

26. NOTES TO THE STATEMENTS OF CASH FLOWS

(i) Reconciliation of cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand and at bank and deposits at call. Cash as at the end of the financial year as shown in the Statements of Cash Flows is as per the disclosure in the Statements of Financial Position and Note 4.

26. NOTES TO THE STATEMENTS OF CASH FLOWS (cont'd)

(ii) Reconciliation of Operating Profit after income tax to net cash provided by operating activities

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Operating loss after income tax	**(13,946)**	(11,861)	**(12,283)**	(14,554)
Add/(less) items classified as investing/financing activities:				
• Loss on disposal of non-current assets	**59**	20	**59**	20
• Shares issued in lieu of cash	**36**	59	**36**	59
Add/(less) non-cash items:				
• Amortisation of patents	**-**	8	**-**	8
• Amortisation of core technology licences	**-**	46	**-**	46
• Amortisation of intellectual property	**1,479**	188	**388**	188
• Amortisation of leasehold improvements	**-**	1	**-**	1
• Write off of intangibles	**4,172**	2,583	**1,800**	2,583
• Employee provisions	**343**	269	**343**	269
• Amounts set aside to provision for doubtful debts	**5**	-	**5**	-
• Depreciation	**392**	196	**335**	178
• Gain/Loss on write back of loan	**-**	3	**-**	3
• Foreign currency translation gain	**72**	20	**-**	-
• Diminution in value of investment in controlled entity	**-**	-	**5,234**	7,386
Net cash provided used in operating activities before change in assets and liabilities	**(7,388)**	(8,468)	**(4,083)**	(3,813)
Change in assets and liabilities during the financial year adjusted for effects of purchase and disposal of controlled entities during the financial year:				
(Increase)/decrease in inventories	**(2)**	(105)	**(70)**	(36)
(Increase)/decrease in prepayments	**162**	(92)	**134**	(60)
(Increase)/decrease in trade debtors	**(349)**	98	**(349)**	98
(Increase)/decrease in other debtors	**(25)**	35	**111**	35
(Increase)/decrease in other loans	**24**	16	**-**	-
(Increase)/decrease in loan to controlled entity	**-**	-	**(3,164)**	(3,979)
(Increase)/decrease in loan to associated entity	**8**	3	**-**	3
(Decrease)/increase in deferred income	**(198)**	310	**(198)**	310
(Decrease)/increase in trade creditors	**244**	34	**72**	41
(Decrease)/increase in other creditors	**(209)**	422	**(147)**	517
(Decrease)/increase in employee provisions	**(292)**	(223)	**(292)**	(223)
Net cash used in operating activities	**(8,025)**	(7,970)	**(7,986)**	(7,107)

27. FINANCING ARRANGEMENTS

	Consolidated		The Company	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
The consolidated entity has access to the Following lines of credit:				
Total facilities available:				
Autopay Facility	**185**	185	**185**	185
Company Credit Cards	**21**	21	**21**	21
Long term loan	**8,024**	8,024	**8,024**	8,024
	8,230	8,230	**8,230**	8,230
Facilities utilised at balance date:				
Autopay Facility	-	-	-	-
Company Credit Cards	**4**	10	**4**	10
Long term loan	**7,543**	290	**7,543**	290
	7,547	300	**7,547**	300
Facilities not utilised at balance:				
Autopay Facility	**185**	185	**185**	185
Company Credit Cards	**17**	11	**17**	11
Long term loan	**481**	7,734	**481**	7,734
	683	7,930	**683**	7,930

The Autopay and Company Credit Card facilities described above are secured by a letter of acknowledgment by the Company that any monies that become owing or payable to the Company's bankers, from the use of those facilities, may be applied against deposits at call held with the bank totalling $206,000 (2002: $206,000) at balance date.

28. EMPLOYEE ENTITLEMENTS

Aggregate liability for employee entitlements including on-costs are disclosed in Note 12 to these accounts.

Number of employees

	Consolidated		The Company	
	2003	2002	2003	2002
Number of employees at year end	**51**	54	**44**	45

28. EMPLOYEE ENTITLEMENTS (cont'd)

Employee share options schemes

Summary of movement of options over unissued ordinary shares

	Employee	Non-employee	Total
Balance at 30 June 2001	**4,053,833**	**7,132,591**	**11,186,424**
Granted	250,000	-	250,000
Exercised	(455,127)	(50,000)	(505,127)
Cancelled/lapsed	(782,781)	(4,900,000)	(5,682,781)
Balance at 30 June 2002	**3,065,925**	**2,182,591**	**5,248,516**
Granted	416,051	100,000	516,051
Exercised	-	-	-
Cancelled/lapsed	(606,758)	(182,591)	(789,349)
Balance at 30 June 2003	**2,875,218**	**2,100,000**	**4,975,218**

No options were exercised during the period accordingly no fair value disclosure of options exercised is required. The details of the options granted during the period are set out in the table on the following page.

BresaGen Employee Options Incentive Plan implemented 24 June 1999, amended 5 October 2002

The details of the plan were included in the Company's initial Prospectus dated 23 July 1999, and amended 5 October 2002.

Eligibility: To be eligible to participate in the Plan the person must be:

- a full time or part time employee of the Company and has been an employee for not less than 12 months (or such shorter period as the directors may determine); or
- be a Director of a BresaGen Company; or

Exercise Price: The exercise price of any option is the amount determined by the directors. The exercise price must not be less than $0.20 per share.
Exercise Period: An optionholder may exercise any employee option during the exercise period specified for that employee option.
Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death, retirement or disability.

Generally options provided to employees from October 1999 vest over three years beginning 12 months from date of issue.

The US BresaGen Employee Options Incentive plan approved 5 October 2002.

The details of the plan were issued in the Company's Notice of Annual General Meeting for the 21 November 2002 Annual General Meeting.

Eligibility: To be eligible to participate in the Plan the person must be:

- a full time or part time employee of the Company and has been an employee for not less than 12 months (or such shorter period as the directors may determine) who reside in the United States at the time the options are granted; or
- be a Director of a BresaGen Company;

Exercise Price: The exercise price of any option is the amount determined by the directors, however the exercise price must be less than 100% of the Fair Market Value of a share on the date on which the option is granted or 110% of the Fair Market Value if at the time the option is granted, the Eligible Person owns directly or indirectly more than 10% of the total combined voting power of all classes of securities of the Company, or parent or any subsidiary of the Company.

28. EMPLOYEE ENTITLEMENTS (cont'd)

Exercise Period: An optionholder may exercise any employee option during the exercise period specified for that employee option, however the exercise period must not exceed 10 years from the date the option was granted, or 5 years if the Eligible Person owns directly or indirectly 10% of the total combined voting power of all classes of securities of the Company, or any parent of subsidiary of the Company.
Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death, retirement or disability.

Generally options provided to employees vest over three years beginning 12 months from date of issue.

Employee Options Incentive Plan pre 24 June 1999

This plan was in place prior to the listing of the Company in September 1999. The details of the plan were included in the Company's prospectus dated 23 July 1999.

BresaGen issued 2,467,084 options pursuant to the previous Employee Options Incentive Plan. The terms of the previous Plan are substantially the same as those of the current Plan, except for the following points:

Exercise Price: The minimum exercise price under the previous Plan was $1.00 per option on a pre-capital reconstruction basis.
Exercise Period: The exercise period could not exceed 5 years.

Management Option Plan

The options issued pursuant to this plan were approved by Shareholders at an Extraordinary General Meeting on 9 November 2000.

On the above date the Company issued 1,000,000 options to management to acquire ordinary shares under an option plan established in November 2000, at the time of the merger of CytoGenesis, Inc. with BresaGen, Inc. The terms of these options have been structured in such a way as to provide management with an incentive to work towards realising the benefits of this merger.

Exercise Price: $1.50 per option.
Vesting Terms:
325,000 options are exercisable on BresaGen's share price trading at $2.00 or above for 5 consecutive days.
325,000 options are exercisable on BresaGen's share price trading at $2.50 or above for 5 consecutive days.
350,000 options are exercisable on BresaGen's share price trading at $3.00 or above for 5 consecutive days.
Exercise Period: All options will lapse five years after issue.

Details of the options outstanding under the above plans are set out on the following page;

28. EMPLOYEE ENTITLEMENTS (cont'd)

The total number of employee options issued and outstanding are as follows:

Issue date	Expiry date	Exercise price	Options Issued	Options exercised and shares issued		Total options available to be exercised		Total options not yet vested		Total options not available as lapsed unexercised Note (a)	
				2003	2002	2003	2002	2003	2002	2003	2002
			'000	'000	'000	'000	'000	'000	'000	'000	'000
31 Oct 1997	31 Oct 2002	$1.10	365	-	-	-	365	-	-	365	-
01 Jul 1999	30 Jun 2004	$1.00	25	-	-	-	25	-	-	25	-
18 Oct 1999	18 Oct 2009	$1.00	825	-	43	692	499	-	249	57	34
29 Nov 1999	29 Nov 2009	$1.00	220	-	-	220	147	-	73	-	-
29 Nov 1999	29 Nov 2009	$1.48	125	-	-	50	67	-	33	50	25
24 Jul 2000	24 July 2010	$1.51	20	-	-	-	7	-	13	20	-
10 Oct 2000	10 Oct 2010	$1.50	432	-	-	190	142	95	283	140	7
09 Nov 2000	08 Nov 2005	$1.50	1,000	-	-	-	-	1,000	1,000	-	-
18 May 2001	01 Apr 2006	$1.50	238	-	-	43	32	22	63	30	142
06 Sep 2001	06 Sep 2011	$1.09	35	-	-	7	-	13	35	15	-
12 Oct 2001	12 Oct 2011	$0.89	120	-	-	18	-	37	120	65	-
17 Dec 2001	17 Dec 2011	$1.06	45	-	-	7	-	15	45	23	-
04 Feb 2002	04 Feb 2012	$1.13	50	-	-	17	-	33	50	-	-
23 Jan 2003	04 Aug 2010	$1.55	25	-	-	25	-	-	-	-	-
23 Jan 2003	30 Jun 2012	$1.01	324	-	-	324	-	-	-	-	-
30 May 2003	30 May 2013	$0.27	67	-	-	67	-	-	-	-	-
			3,916	-	43	1,660	1,284	1,215	1,964	790	208

The total number of employee options outstanding disclosed in Note 14 to these accounts is 2,875,000 (2002: 3,248,000) being the total of all options available to be exercised plus those not as yet vested.

The terms and conditions of the options shown above are set out on the preceding pages.

(a) Total options not available as lapsed unexercised result from:

- options not being exercised by the expiry date; or
- options lapsing due to the optionholder ceasing to be an employee for any reason other than death or retirement.

No options were exercised during the financial year. The market value of the shares on the dates the options were exercised ranged during the prior financial year were from $0.88 to $1.18.

29. EVENTS SUBSEQUENT TO BALANCE DATE

The Company will likely be the head entity in a tax-consolidated group comprising the Company and all of its Australian wholly-owned subsidiaries, from the implementation date of 1 July 2003. There is no financial effect of this change as the tax losses of the Company or it wholly owned subsidiary have never been brought to account in the financial statements. The ultimate effect of the Tax Consolidation legislation may differ as a result of Urgent Issue Group deliberations and final calculations and decisions to be made under the legislation.

On 1 July 2003 the Company instituted legal proceedings in the Supreme Court of South Australia against the Institute of Medical and Veterinary Science (IMVS), Medvet Pty Ltd and Professor Angel Lopez. The aforementioned parties licensed the anti-cancer drug E21R to the Company and were responsible for the initial research in relation to the drug. The action was taken after a collaborative agreement between the Company and British Biotech was terminated in July 2002, due to British Biotech being unable to repeat certain published pre-clinical data supplied by the IMVS, Medvet and Professor Lopez. A date for trial has not been set at this time, and the quantum of the claim is yet to be finalised.

On 14 August 2003, the Company announced that the Reproductive Biotechnology business segment, which has been working on development of transgenic and animal cloning technology, is to be transferred to the University of Adelaide. The transfer will be effective from 1 July 2003, and all grants to which the group was entitled will be transferred to the University effective this date. All staff employed in the business segment resigned from the Company in July 2003 and accepted new positions with the University. The Company did not incur any relocation or redundancy costs in relation to this restructure.

On 14 August 2003 the Company announced its intention to restructure its current operations that will lead to the establishment of two separate US based companies. The Company has appointed US investment bankers, Caymus Partners, to obtain funding for its Protein Pharmaceutical division. Subject to the completion of this fund raising, including shareholder approval, the Protein Pharmaceutical division will be spun out into a separate US-headquartered company. The Company has incorporated a wholly owned US subsidiary, BGen Corp for the purposes of this spin out.

Also on 14 August 2003, the Company announced its Cell Therapy Division will gradually relocate to the United States. The Company is currently in discussions with several other companies with complementary interests in the embryonic stem ("ES") cell field and the cell delivery and imaging fields.

30. SEGMENT INFORMATION

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income earnings assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Cell Therapy	Research to develop treatment for disease through the use of embryonic stem cells.
Protein Pharmaceuticals	Research and production of cost effective technology to express and purify recombinant proteins on a commercial scale, this area includes the consolidated entity's ProtEcol business unit.
Reproductive Biotechnology	Research to improve the efficiency of proprietary methodology and develop xenotransplant technologies in pigs.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers. Segment assets are based on the geographical location of the assets.

The consolidated entity's business segments operate geographically as follows:

Australia	Sales of the registered drug EquiGen to Veterinarians, contract income from the consolidated entity's ProtEcol business and receipt of grant revenue for research work undertaken from the Australian Government.
United States	Grant revenue from the United States' National Institutes of Health (NIH) plus minor revenue derived from cell sales to research organisations within the United States. Further, sales of the registered drug EquiGen to Veterinarians and human growth hormone to research organisations based in the United States.
United Kingdom	Sales of E21R and milestone payments received from British Biotech in the prior financial year, corresponding income was not received in the current financial year as the collaborative agreement with British Biotech was terminated in July 2002.
Other	Sales principally in the Middle East, Europe and New Zealand of the registered drug EquiGen.

BRESAGEN LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

30. SEGMENT INFORMATION (cont'd)

Primary Reporting *Business Segments*	Cell Therapy 2003 $'000	Cell Therapy 2002 $'000	Reproductive Biotechnology 2003 $'000	Reproductive Biotechnology 2002 $'000	Protein Pharmaceuticals 2003 $'000	Protein Pharmaceuticals 2002 $'000	Consolidated 2003 $'000	Consolidated 2002 $'000
Revenue								
Total Segment revenue	**2,281**	1,358	**713**	732	**1,811**	2,546	**4,805**	4,636
Other unallocated revenue							**462**	1,413
Total revenue	**2,281**	1,358	**713**	732	**1,811**	2,546	**5,267**	6,049
Result								
Segment result	**(8,929)**	(5,299)	**96**	(23)	**(1,608)**	(3,907)	**(10,441)**	(9,229)
Unallocated corporate expenses							**(3,505)**	(2,632)
Profit from ordinary activities before income tax							**(13,946)**	(11,861)
Income tax expense							**-**	-
Net profit							**(13,946)**	(11,861)
Depreciation and amortisation	**1,402**	14	**5**	6	**324**	370	**1,731**	390
Non-cash expenses other than depreciation and amortisation	**52**	5	**22**	37	**105**	131	**179**	173
Individually significant items								
Write off on Intangibles	**4,172**	-	**-**	-	**-**	(2,583)	**4,172**	(2,583)
Inventory write-off	**-**	-	**-**	-	**-**	(267)	**-**	(267)
Assets								
Segment assets	**8,092**	13,277	**347**	416	**2,843**	2,175	**11,282**	15,868
Unallocated corporate assets							**16,509**	18,604
Consolidated total assets							**27,791**	34,472
Liabilities								
Segment liabilities	**668**	518	**293**	166	**488**	355	**1,449**	1,039
Unallocated corporate liabilities							**8,386**	1,567
Consolidated total liabilities							**9,835**	2,606
Acquisitions of non-current assets	**392**	120	**3**	9	**687**	278	**1,082**	407
Unallocated acquisition of non-current assets							**8,662**	1,798
Consolidated asset acquisitions							**9,744**	2,205

30. SEGMENT INFORMATION (cont'd)

	Australia		United States		United Kingdom		Other		Consolidated	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Secondary reporting										
Geographical Segments										
External segment revenue by location of customers	**3,187**	2,891	**1,452**	735	**1**	797	**165**	214	**4,805**	4,637
Segment assets by location of assets	**3,364**	4,827	**7,918**	11,041	-	-	-	-	**11,282**	15,868
Acquisition of non-current assets	**779**	390	**303**	17	-	-	-	-	**1,082**	407

DIRECTORS' DECLARATION

1. In the opinion of the directors of BresaGen Limited:
   (a) the financial statements and notes, set out on pages 16 to 54 are in accordance with the Corporations Act 2001, including:
      (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
      (ii) complying with Accounting Standards and the Corporations Regulations 2001; and
   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and its subsidiaries identified in Note 20 will, be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

Dated at Adelaide this 11th day of September 2003.

Signed in accordance with a resolution of the directors.

....

PR Hart

KPMG

Independent audit report to members of BresaGen Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both BresaGen Limited and the consolidated entity for the year ended 30 June 2003. The Consolidated Entity comprises both the company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

KPMG

Audit opinion

In our opinion, the financial report of BresaGen Limited is in accordance with:

a) the *Corporations Act 2001*, including:

   i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2003 and of their performance for the financial year ended on that date; and

   ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

Significant uncertainty regarding continuation as a going concern

Without qualification to the opinion expressed above, attention is drawn to Note 1(A) explaining the going concern basis for the preparation of the financial report. The note highlights that whilst the financial statements have been prepared on a going concern basis, the economic entity has incurred significant losses in the current financial year, and the directors estimate that available cash balances as at 30 June 2003 will only be sufficient to fund the Company's operations to December 2003.

As noted by the directors, the economic entity's future financial viability is dependent on a successful capital raising and major corporate restructure requiring shareholder approval. At the date of these financial statements, binding contractual agreements with relevant external parties to the intended restructure remain outstanding and the capital raising is not underwritten. Accordingly, there is significant uncertainty as to whether the entity will be able to continue as a going concern and be able to realise its assets and extinguish its liabilities in the normal course of business at the amounts stated in the financial report.

KPMG

KPMG

A Santin
Partner

Adelaide
11 September 2003